DIRECTOR DECLARATION (Re current director)

Steve Mogford, a director of BAE Systems plc, has today been appointed a non-executive director of Carillion plc. This announcement is made pursuant to paragraph 9.6.14 of the Listing Rules.

6 September 2006

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